  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 15, 2020

Eldorado Gold Announces a New Discovery at Lamaque
and Increased Exposure to the Eastern Abitibi

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the discovery of a new high-grade gold mineralization zone at its Lamaque Operations near Val d’Or, Quebec.

This discovery, called the Ormaque Zone, is located in a previously undrilled area approximately midway between the historically mined Sigma Deposit and the actively mined Triangle Deposit, in close proximity to the proposed transportation decline linking the Triangle underground mine and the Sigma Mill, all included in the growing Lamaque Operations.

Thirteen holes, totalling 10,096m of drill core, have been completed to target depth in the discovery area since July 2019. Assay results have now been received for seven drillholes, representing 4,424m or 44% of the total drilling.

The Company is also pleased to announce that it completed two transactions in December 2019 that add exposure to land packages with early stage exploration opportunities in the Eastern Abitibi.

Exploration Highlights

●
Drillhole highlights from Ormaque Zone include*:

o
27.30m @ 10.20 g/t Au (LS-19-009)
o
12.75m @ 11.51 g/t Au (LS-19-10A)
o
12.30m @ 26.82 g/t Au (LS-19-011)
o
16.25m @ 25.53 g/t Au (LS-19-013A)
*All assays listed in this release are capped at 70.0 g/t Au unless otherwise noted.

PEA Update

The PEA for Lamaque has been delayed to allow for incorporation of the Ormaque Zone as part of the study, including the pending assays from the 2019 drill program.

●
The PEA will continue to consider the three distinct projects the Company has previously outlined, including a 2.8km ore transportation decline, upgrades to the Sigma Mill to allow for increased throughput, and construction of a paste plant to provide a long-term tailings solution.
●
The PEA will also now include the Ormaque Zone which sits in very close proximity to the proposed decline route enabling convenient access for potential future underground drilling and development and synergies with the proposed decline infrastructure.

Transaction Highlights

In December 2019, the Company completed two transactions that add exposure to early stage exploration opportunities in the Eastern Abitibi.

●
Eldorado closed a CAD$4 million strategic investment in QMX Gold Corporation (QMX). As a result of the investment, the Company holds 19.99% of QMX’s issued and outstanding common shares (on an undiluted basis). QMX has an extensive land package to the north and east of the Lamaque property.

●
Eldorado executed an option agreement with Sparton Resources that allows the Company to earn up to an initial 75% interest in Sparton’s Bruell Gold project located approximately 35 km east of the Lamaque project. In consideration for the option the Company has committed to funding approximately CAD$1.5 million exploration expenses and paying Sparton CAD$150,000.

George Burns, President and CEO of Eldorado Gold, said, “The discovery of the Ormaque Zone further confirms the geological prospectivity of our property and the tremendous potential we see at Lamaque. Additionally, the transactions demonstrate our commitment to growing our asset base in Quebec and increasing our exposure to early-stage exploration in the Eastern Abitibi. We remain committed to building value for our stakeholders from our assets in Quebec.”

Ormaque Zone Overview

The Ormaque Zone is centrally located in the Lamaque property, adjacent to the previously-mined Plug 5 deposit and approximately 2 km northwest of the Triangle deposit (Figures 1, 2). It was discovered by testing an undrilled gap in the east-west mineralized corridor that links the historic Lamaque Mine, the Parallel Deposit, and the Fortune gold zone.

The Ormaque Zone occurs mainly within the “C-porphyry” diorite, also the principal host to the Sigma Deposit, along its contact with andesitic volcaniclastic rocks of the Val-d’Or Formation. High gold grades are associated with quartz-carbonate-tourmaline veins, both within the veins themselves and in tourmaline-flooded wallrocks. Coarse visible gold is common. The mineralized veins are extensional veins to hybrid extensional shear veins typically dipping 10° to 25° WSW. Both are spatially associated with steeply NNW-dipping ductile-brittle fault zones (Figure 3). This vein-fault geometry is similar to that present at the historical Mine #2, located between the Ormaque Zone and the Sigma Mine.

Drilling at the Ormaque Zone in late 2019 tested an area measuring approximately 250m by 300m, at a drill spacing of 50-100m. Significant intercepts to date are summarized below in Table 1 and locations of 2019 drillholes are summarized in Table 2. Intercepts include numerous individual high grade veins with grades (uncapped) exceeding 100 g/t Au, as well as multiple intervals tens of metres thick consisting of stacked extensional veins within variably mineralized wallrock. Drilling to date has encountered these zones from 200m to 500m depth from surface. The vein system has not been tested to greater depths, and remains open at shallow levels to the north, south, and east. Drilling continues to test these open areas and to confirm continuity of mineralization between the reported intercepts.

City of Val-d'Or
Historic Sigma Mine
Sigma Mill
Highway 117
Mine #2
Historic Lamaque Mine
Ormaque
Discovery
Fortune Zone
Parallel
Deposit
Proposed Transportation Decline
See Figure 2
Plug # 4
Deposit
Triangle
Portal
Active Triangle Mine
N
Kilometers
0
0.5
1

Figure 1: Map of the Lamaque Operations showing position of the Ormaque Zone relative to nearby deposits and mine infrastructure.

Plug #5 Zone
16.25m @ 25.53 g/t
27.30m @ 10.20 g/t
12.75m @ 11.51 g/t
12.30m @ 26.82 g/t
9.60m @ 6.28 g/t
Ormaque Zone
Fortune Zone
Proposed Transportation Decline
Figure 3 Section
LS-19-020
LS-19-022
LS-19-018A
LS-19-013A
LS-19-016A
PV-19-052
LS-19-010A
LS-19-012
LS-19-019
LS-19-008
LS-19-011
LS-19-015
LS-19-017A
LS-19-009
LS-19-021
LS-20-024
LS-19-014
N
0
200
Meters
Plug 5 gabbro
Triangle-type diorite
C-porphyry diorite
Val-D'Or Formation andesite
2019 drillhole
Pre-2019 drillhole
Reverse fault

Figure 2: Simplified geology map of the Ormaque Zone area showing traces of drillholes completed in 2019, previous drillholes in adjacent areas, and surface projection of high grade intervals highlighted in this release.

Figure 3: North-south cross section through the Ormaque Zone showing configuration of mineralized vein-fault network and locations of high grade intercepts listed in Table 1.

Table 1: Significant exploration drillhole intercepts from the Ormaque Zone discovery. Results are limited to intervals with grade times thickness exceeding 15 gram/tonne-metres.

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE THICKNESS (m)	Au (ppm)	Au cap 70ppm (ppm)
LS-19-008	124.20	124.70	0.50	0.44	45.08	-
and	247.10	248.85	1.75	1.48	18.39	-
LS-19-009	397.30	406.90	9.60	8.16	6.28	-
including	397.30	398.10	0.80	0.68	28.76	-
also including	399.20	399.70	0.50	0.43	21.94	-
and	463.00	465.50	2.50	2.08	68.28	37.26
including	463.50	465.00	1.50	1.25	112.22	60.50
and	479.80	480.60	0.80	0.80	27.86	-
and	490.50	492.10	1.60	1.32	26.62	-
including	490.50	491.60	1.10	0.91	37.41	-
and	502.00	529.30	27.30	22.35	12.84	10.20
including	502.00	503.70	1.70	1.40	24.07	-
also including	508.50	509.50	1.00	0.82	29.07	-
also including	519.30	521.40	2.10	1.72	104.30	70.00
and	544.50	545.20	0.70	0.57	38.25	-
and	565.80	567.00	1.20	0.96	23.30	-
including	566.40	567.00	0.60	0.48	44.32	-
LS-19-010A	284.50	286.30	1.8	1.52	59.24	33.78
including	285.00	285.80	0.80	0.68	127.28	70.00
and	304.70	308.80	4.10	3.44	6.48	-
including	304.70	305.20	0.80	0.67	28.32	-
and	370.60	383.35	12.75	10.36	14.56	11.51
including	370.60	372.20	1.60	1.30	15.94	-
also including	379.35	380.75	1.40	1.14	83.54	55.72
LS-19-011	256.80	259.60	2.80	2.38	23.27	22.79
including	257.30	258.10	0.80	0.68	71.69	70.00
and	310.9	323.20	12.30	10.33	30.96	26.82
including	314.30	322.70	8.40	7.05	44.31	38.25
and	329.00	329.50	0.50	0.42	34.48	-
and	414.00	415.00	1.00	0.82	25.04	-
and	430.50	432.70	2.20	1.80	23.15	-
including	432.00	432.70	0.70	0.57	67.59	-
LS-19-012	299.00	299.50	0.50	0.46	114.75	70.00
and	322.00	322.50	0.50	0.46	43.60	-
and	332.70	333.20	0.50	0.46	78.36	70.00
and	385.60	386.15	0.55	0.55	82.15	70.00
and	399.20	400.70	1.50	1.35	68.92	28.43

including	399.70	400.20	0.50	0.45	191.47	70.00
LS-19-013A	167.75	171.50	3.75	3.31	13.15	-
including	168.25	168.75	0.50	0.44	63.40	-
also including	171.00	171.50	0.50	0.44	28.88	-
and	394.80	411.05	16.25	13.67	34.81	25.53
including	394.30	396.90	2.60	2.19	14.92	-
also including	401.65	402.80	1.15	0.97	45.36	-
also including	405.35	410.00	4.65	3.91	95.69	63.26
and	461.25	463.25	2.00	1.63	8.58	-
including	462.25	463.25	1.00	0.81	15.42	-
LS-19-016A	180.50	181.50	1.00	0.88	18.44	-
and	257.58	258.58	1.00	0.88	17.61	-
LS-19-017A	315.00	316.50	1.50	1.27	13.67	-
PV-19-052	246.70	247.20	0.50	0.44	148.35	70.00
and	266.10	268.10	2.00	1.73	40.67	26.01
including	267.10	267.60	0.50	0.43	128.64	70.00
and	283.55	285.05	1.50	1.30	66.22	35.52
including	284.05	284.55	0.50	0.43	162.10	70.00
and	317.40	319.00	1.6	1.36	41.26	-
including	317.90	319.00	1.10	0.94	57.77	-

Table 2: Collar locations and orientations for drillholes completed in 2019 in the Ormaque Zone area

HOLE ID	EASTING	NORTHING	ELEVATION	AZIMUTH	DIP	LENGTH	ASSAY RESULT STATUS
LS-19-008	295812	5330068	324	358	-56	485	Complete
LS-19-009	295726	5329967	324	359	-59	595	Complete
LS-19-010A	295580	5330030	324	358	-56	642	Complete
LS-19-011	295682	5330030	324	0	-56	624	Complete
LS-19-012	295640	5330028	324	358	-61	447	Complete
LS-19-013A	295640	5330110	324	358	-58	571	Complete
LS-19-014	295630	5329800	324	358	-55	522	Pending
LS-19-015	295725	5330010	324	359	-57	658	Partial
LS-19-016A	295580	5330090	324	0	-55	542	Partial
LS-19-017A	295682	5329973	324	359	-57	778	Partial
LS-19-018A	295640	5330150	324	359	-57	561	Pending
LS-19-019	295770	5330070	324	359	-57	690	Pending
LS-19-020	295640	5330250	324	359	-55	528	Pending
LS-19-021	295770	5329967	324	358	-59	753	Pending
LS-19-022	295725	5330250	324	359	-55	549	Pending
LS-19-023	295682	5330075	324	359	-56	642	Pending
PV-19-052	295643	5330069	324	358	-60	514	Complete

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com

Qualified Persons
Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has approved the scientific and technical disclosure of the exploration results contained in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including exploration expenses related to the Bruell Gold project, timelines and schedules, the completion of the PEA for Lamaque, and the exercise of the option with Sparton Resources and earning an interest in the Bruell Gold project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.